# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Authentic Holdings, Inc., CIK 0001338929
CUSIP: 74060M103
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 50 Division Street, Suite 501, Somerset, New Jersey (NJ), 8876
Date of event which requires filing of this statement: 02/10/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001818022

## Reporting persons
- Sachin Shetty: type of reporting person: individual (IN); citizenship or place of organization: India (K7); sole voting power 111,792,368; shared voting power 0; sole dispositive power 111,792,368; shared dispositive power 0; aggregate amount beneficially owned 111,792,368 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Authentic Holdings, Inc.
Address of issuer's principal executive offices: 50 Division Street, Suite 501, Somerset, NEW JERSEY 8876

## Item 2. Person Filing
Name of person filing: Sachin Shetty
Address of principal business office or, if none, residence: 3645 Haven Ave, Menlo Park CA 94025
Citizenship: Indian Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 111,792,368
Percent of class: 4.9
Sole power to vote or to direct the vote: 111,792,368
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 111,792,368
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sachin Shetty: /s/ Sachin Shetty, Sachin Shetty (02/10/2025)